

March 19, 2014

Via E-mail
Patrick J. McDonie
President
Atlas Pipeline Partners, L.P.
Park Place Corporate Center One
1000 Commerce Drive, 4<sup>th</sup> Floor
Pittsburgh, PA 15275-1011

>     **Re:**     **Atlas Pipeline Partners, L.P.**
>             **Registration Statement on Form S-3**
>             **Filed February 21, 2014**
>             **File No. 333-194075**
>             **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013**
>             **Filed February 20, 2014**
>             **File No. 001-14998**

Dear Mr. McDonie:

        We have reviewed your filings and have the following comments.  We have limited our review of your registration statement to those issues we have addressed in our comments and we have limited our review of the Form 10-K to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        We respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information.  With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until we resolve all

comments regarding your Annual Report on Form 10-K for the fiscal year ended
December 31, 2013.

Cover Page

2.  Please revise the cover page to include a recent market price of your common units.

Exhibit 8.1

3.  Please have counsel revise their opinion to also consent to the discussion of counsel's
    opinion in the tax considerations section of the prospectus.  Please refer to Section IV of
    Staff Legal Bulletin No. 19.

Annual Report on Form 10-K for the year ended December 31, 2013

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 64

Results of Operations, page 73

4.  Please tell us your consideration of including an analysis of the increase or decrease in
    your gross margin percentage in your discussion of gross margin on pages 76 and 80,
    including the reasons for the changes.

Notes to Consolidated Financial Statements, page 106

Note 2 – Summary of Significant Accounting Policies, page 106

Principles of Consolidation and Non-Controlling Interest, page 106

5.  We note you consolidate the Operating Partnership and its wholly-owned and majority-
    owned subsidiaries.  Please explain to us in detail your basis for consolidating these
    entities in light of your disclosure in Note 1 that the general partner effectively controls
    both the Partnership and the Operating Partnership.  If you are within the scope of the
    Variable Interest Subsections of ASC 810-10-15, please tell us in detail: (i) the basis for
    your conclusion that the Operating Partnership, by design, is a variable interest entity
    based on the conditions in ASC 810-15-15-14; (ii) the basis for your conclusion that you
    have the power to direct the activities of the Operating Partnership that most significantly
    impact its economic performance and the obligation to absorb losses or the right to
    receive benefits that could potentially be significant to the Operating Partnership based
    on the provisions of ASC 810-10-25-38A through 25-38G; and (iii) your consideration of
    the disclosure requirements in ASC 810-10-50 related to variable interest entities.  If you
    are not within the scope of Variable Interest Subsections of ASC 810-10-15, please tell us
    how you overcome the presumption of control by the general partner of the Operating
    Partnership.  Please include a detailed analysis of the substantive kick-out and

participating rights of the limited partners of the Partnership and why the rights are considered substantive based on the guidance in ASC 810-25-25.

Goodwill, page 109

6. Please tell us whether you allocated goodwill to the other components (West TX, Barnett, and Tennessee) aggregated into the Gathering and Processing segment and, if so, whether you tested goodwill allocated to the components for impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as applicable, the information that the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In response to our comment on the Form 10-K, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Stringer, Staff Accountant, at (202) 551-3272, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters.  You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director